CORPORACION MAPFRE

EDIFICIO MAPFRE, CTRA. DE POZUELO A MAJADAHONDA S/N.-28220 MAJADAHONDA (MADRID)
TEL. (+34) 915 81 11 00 - FAX: (+34) 915 81 11 34

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

03003548

Madrid, 15 December 2003

SUPPL

Dear Sirs,

Re: CORPORACION MAPFRE, S.A., File number 82/1987

Enclosed is a copy of the information recently sent to the Comisión Nacional del Mercado de Valores, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our letter of 9th September 1991 has not changed.

Yours truly,

PROCESSED
FEB 11 2003
THOMSON FINANCIAL

Luigi Lubelli
Finance Director

Translation
Original: Spanish

In compliance with the requirements of article 82 of the Securities Market Law (*Ley del Mercado de Valores*), notice is hereby given to the CNMV that MAPFRE ASISTENCIA, S.A., a subsidiary of CORPORACION MAPFRE, has reached an agreement to acquire the business of the subsidiaries of "ROAD AMERICA MOTOR CLUB", a motor club which provides its services to clients and members in the USA. The initial price amounts to 18 million US dollars, with an additional complementary payment based on the results these companies will earn over the next three years.

Madrid, 15 January 2003

COMISION NACIONAL DEL MERCADO DE VALORES
Paseo de la Castellana, 19
MADRID